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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (Amendment No. 1)(1)

                        PHYSICIAN SALES & SERVICE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  7194-OL-107
-------------------------------------------------------------------------------
                                 (CUSIP Number)

            Stanton Keith Pritchard, Gulf South Medical Supply, Inc.
                     One Woodgreen Place, Madison, MS 39110
                                 (610) 856-5900
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 14, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                 NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)



-------------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO.  7194-OL-107               13D                    Page 2 of 6 Pages
------------------------                                    -------------------



                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

           Gulf South Medical Supply, Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           06-1251310
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  [ ]
      PURSUANT TO ITEMS 2(d) or 2(c)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                               8,098,523 (acquisition of such shares is conditioned upon the occurrence of certain events specified in a Stock Option Agreement dated
                               December 14, 1997 and filed as Exhibit 2 to the
                               Schedule 13D filed on December 24, 1997 which is hereby incorporated by reference).

          SHARES
                         -------------------------------------------------------
       BENEFICIALLY      8     SHARED VOTING POWER

         OWNED BY              2,719,423

           EACH
                         -------------------------------------------------------
        REPORTING        9     SOLE DISPOSITIVE POWER

          PERSON               8,098,523 (acquisition of such shares is
                               conditioned upon the occurrence of certain events
           WITH                specified in a Stock Option Agreement dated
                               December 14, 1997 and filed as Exhibit 2 to the
                               Schedule 13D filed on December 24, 1997, which
                               is hereby incorporated by reference).
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
11    AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,817,946
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         [ ]
      SHARES*
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7194-OL-107               13D                        Page 3 of 6 Pages



         This Schedule 13D Amendment No. 1 ("13D Amendment") amends the
Schedule 13D (the "Original 13D")filed on December 24, 1997 with the Securities and Exchange Commission ("SEC") on behalf of Gulf South Medical Supply, Inc.
(GSMS). The Original 13D contained inaccurate information as to the total number of shares which GSMS may be deemed to beneficially own, and this 13D Amendment is being filed to correct that information. Unless otherwise noted, the information contained in this 13D Amendment amends and supplements information previously disclosed in the Original 13D and that Schedule 13D is hereby incorporated by reference.

         Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Gulf South Medical Supply, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.


Item 5.  Interest in Securities of the Issuer

      Item 5 of the Original 13D is replaced in its entirety with the following:

      (a) - (b)    If the Option is exercised, GSMS will have the right to
acquire 8,098,523 shares of Issuer Common Stock. If acquired, GSMS would have sole voting and dispositive power over such shares, and such shares would constitute approximately 16.7% of the Issuer's Common Stock, based on an aggregate of 40,696,097 shares issued and outstanding as of December 14, 1997.

         As a result of the Voting Agreement, GSMS has shared power to vote an aggregate of 2,719,423 shares of Issuer Common Stock (taking into consideration the 737,739 options held by the Reporting Persons listed on Schedule II) for the limited purposes described in Item 4 above, and such shares constitute approximately 6.6% of the Issuer's Common Stock, based on an aggregate of 40,696,097 shares issued and outstanding as of December 14, 1997. To the extent that GSMS, as permitted by the Voting Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Voting Agreement and such proxies are so granted, GSMS will have the sole voting power with respect to such shares, in connection with any vote on the Merger, Merger Agreement or the Amendment, as described in Item 4.

         As a result of the Voting Agreement and if the Option is exercised, GSMS may be deemed to beneficially own an aggregate of 10,817,946 shares of Issuer Common Stock (taking into consideration the 737,739 options held by the Reporting Persons listed on Schedule II), or approximately 21.8% of the Issuer's Common Stock, based on an aggregate of 40,696,097 shares issued and outstanding as of December 14, 1997.

         Thomas G. Hixon owns 10,000 shares of Issuer Common Stock. To GSMS' knowledge, no other shares of Issuer Common Stock are beneficially owned by any of the other persons named in Schedule I.

         (c)     Neither GSMS, nor, to GSMS' knowledge, any person named in
Schedule I, has affected any transaction in the Issuer Common Stock during the past 60 days.

         (d)     Not applicable.

         (e)     Not applicable.

CUSIP NO. 7194-OL-107                    13D                   Page 4 of 6 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   January 16, 1998              GULF SOUTH MEDICAL SUPPLY, INC.



                                          /s/ Stanton Keith Pritchard
                                          ----------------------------
                                      By: Stanton Keith Pritchard
                                          Title: Senior Vice President, Business
                                          Development and Administration,
                                          Secretary and General Counsel

CUSIP NO. 7194-OL-107                 13D                      Page 5 of 6 Pages


                                   SCHEDULE I


Name and Residence or
 Business Address if                                                  Name and Address of any Corporation
 different from that              Principal Occupation                     or Other Organization in
listed in Column Three               or Employment                       Which Employment is Conducted
----------------------            --------------------                -----------------------------------

David L. Bogetz             Senior Vice President, Private Equity     ABN Amro Chicago Corporation
                            Management                                208 South LaSalle, 10th Floor
                                                                      Chicago, IL  60604

Guy W. Edwards              Consultant                                Not applicable.
567 Arbor Drive
Madison, MS  39110

Melvin L. Hecktman          President                                 Hecktman Management
                                                                      104 Wilmot Road, Suite 300
                                                                      Deerfield, IL  60015

Thomas G. Hixon             President, Chief Executive Officer and    Gulf South Medical Supply, Inc.
                            Chairman of the Board                     One Woodgreen Place
                                                                      Madison, MS  39110

William W. McInnes          Retired                                   Not applicable.
116 30th Avenue South
Nashville, TN  37212

Stanton Keith Pritchard     Senior Vice President, Business           Gulf South Medical Supply, Inc.
                            Development and Administration,           One Woodgreen Place
                            Secretary and General Counsel             Madison, MS  39110

Steven L. Richardson        Senior Vice President, Operations         Gulf South Medical Supply, Inc.
                                                                      One Woodgreen Place
                                                                      Madison, MS  39110

Edward Schulman             Senior Vice President, Sales and          Gateway Healthcare Corporation
                            Marketing                                 2900 Hungary Road, Suite 200
                                                                      Richmond, VA  23228

John L. Vaughn, Jr.         Vice President, Finance                   Gulf South Medical Supply, Inc.
                                                                      One Woodgreen Place
                                                                      Madison, MS  39110

Donna C.E. Williamson       Not applicable.                           Not applicable.
345 Birch Street
Winnetka, IL  60093

CUSIP NO. 7194-OL-107                   13D                    Page 6 of 6 Pages


                                  SCHEDULE II

                                                           Percentage of Outstanding
                                       Number of Shares of Shares of Issuer Common
                                       Issuer Common Stock       Stock as of
Individual                             Beneficially Owned    December 14, 1997
----------                             ------------------    -----------------

Gulf South Medical Supply, Inc. (1)        10,817,946               21.8%
Delmer W. Dallas                              131,144                 .3%
Frederick E. Dell (2)                         239,449                 .6%
T. O'Neal Douglas                              18,000       less than .1%
Fred Elefant (2)(4)                           500,255                1.2%
Patrick C. Kelly (2)(3)                     1,126,323                2.7%
Delores Kesler                                  1,500       less than .1%
William C. Mason                                  -0-                 -0-
John F. Sasen, Sr. (2)                        229,844                 .6%
David A. Smith  (2)                           209,494                 .5%
James B. Stallings, Jr. (2)                    47,566                 .1%
James L.L. Tullis (5)                         215,848                 .5%

(1) Includes shares subject to the Voting Agreement discussed in Item 4.

(2) Included in such beneficial ownership are shares of Common Stock issuable upon the exercise of certain options exercisable immediately or within 60 days of December 14, 1997 as follows: Mr. Kelly, 411,806 shares; Mr. Sasen, 110,106 shares; Mr. Dell, 66,160 shares; Mr. Smith, 73,266 shares; Mr. Stallings, 44,566 shares; Mr. Elefant, 17,539 shares; Mr. Tullis, 14,296 shares. Also included in such beneficial ownership are shares held for the account of the Issuer's Employee Stock Ownership Plan as follows:
    Mr. Kelly, 77,487 shares; Mr. Sasen, 18,872 shares; Mr. Smith, 25,959 shares; and Mr. Dell, 96,420 shares.

(3) Excludes 400,000 shares held in trust for Mr. Kelly's daughters.

(4) Includes 400,000 shares held in trust for Mr. Kelly's daughters for which Mr. Elefant serves as co-trustee.

(5) Includes 127,881 shares owned by Tullis Dickerson Capital Focus, L.P. and 11,200 shares owned by Tullis-Dickerson Partners. Mr. Tullis is the general partner of Tullis-Dickerson, the sole general partner of Tullis-Dickerson Capital Focus, L.P.